Exhibit 99.1

RECON TECHNOLOGY, LTD

RECON TECHNOLOGY, LTD

CONDENSED BALANCE SHEETS

(UNAUDITED)

	As of June 30	As of December 31	As of December 31
	2019	2019	2019
	RMB	RMB	U.S. Dollars
ASSETS
Current assets
Cash	¥4,521,325	¥10,325,219	$1,481,806
Notes receivable	3,073,680	4,060,506	582,736
Trade accounts receivable, net	68,535,282	63,063,443	9,050,441
Trade accounts receivable- related party, net	3,409,912	3,409,912	489,368
Inventories, net	1,270,523	1,796,411	257,809
Other receivables, net	5,665,593	4,784,811	686,684
Loans to third parties	4,960,000	-	-
Purchase advances, net	1,343,576	187,174	26,862
Contract assets, net	4,633,940	14,604,897	2,095,996
Prepaid expenses	192,837	75,920	10,896
Prepaid expenses - related parties	217,600	-	-
Total current assets	97,824,268	102,308,293	14,682,598

Property and equipment, net	3,661,321	3,267,226	468,890
Construction in progress	21,524,994	23,143,654	3,321,421
Land use right, net	1,307,887	1,294,267	185,744
Investment in unconsolidated entity	31,078,971	31,220,259	4,480,521
Long-term other receivables, net	440,015	23,922	3,433
Prepayments for construction in progress	1,144,098	1,059,404	152,039
Right of use assets	-	532,491	76,420
Total Assets	¥156,981,554	¥162,849,516	$23,371,066

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Short-term bank loan	¥2,500,000	¥2,500,000	$358,783
Trade accounts payable	14,089,293	14,688,353	2,107,972
Other payables	2,246,410	2,086,665	299,464
Other payable- related parties	2,290,873	4,081,028	585,682
Advance from customers	120,000	2,024,753	290,579
Accrued payroll and employees' welfare	1,384,529	2,885,935	414,170
Investment payable	6,400,000	6,400,000	918,485
Taxes payable	2,180,847	2,831,702	406,387
Short-term borrowings	1,081,096	-	-
Short-term borrowings - related parties	9,010,525	11,931,310	1,712,301
Long-term borrowings - related party - current portion	780,797	813,334	116,724
Operating lease liabilities - current	-	640,491	91,919
Total Current Liabilities	42,084,370	50,883,571	7,302,466

Long-term borrowings - related party	8,196,204	7,796,782	1,118,942
Total Liabilities	50,280,574	58,680,353	8,421,408

Commitments and Contingencies

Equity
Common stock, ($ 0.0925 U.S. dollar par value, 20,000,000 shares authorized; 4,611,720 shares and 4,361,634 shares issued and outstanding as of December 31, 2019 and June 30, 2019, respectively)*	2,712,773	2,876,228	412,777
Additional paid-in capital	250,624,798	254,552,363	36,531,641
Statutory reserve	4,148,929	4,509,040	647,107
Accumulated deficit	(164,780,885)	(171,842,193)	(24,661,634)
Accumulated other comprehensive gain	2,909,936	2,919,546	418,994
Total stockholders’ equity	95,615,551	93,014,984	13,348,885
Non-controlling interests	11,085,429	11,154,179	1,600,773
Total equity	106,700,980	104,169,163	14,949,658
Total Liabilities and Equity	¥156,981,554	¥162,849,516	$23,371,066

* Retrospectively restated for effect of stock split on December 27, 2019

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

F-2

RECON TECHNOLOGY, LTD

CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(UNAUDITED)

	For the six months ended December 31,
	2018	2019	2019
	RMB	RMB	USD
Revenues
Revenues - third party	¥41,954,746	¥30,405,153	$4,363,543
Revenues - related party	316,983	-	-
Revenues	42,271,729	30,405,153	4,363,543

Cost of revenues
Cost of revenues and related tax - third party	26,914,495	18,437,241	2,645,989
Cost of revenues and related tax - related party	120,142	-	-
Cost of revenues and related tax	27,034,637	18,437,241	2,645,989

Gross profit	15,237,092	11,967,912	1,717,554

Selling and distribution expenses	4,909,361	2,660,873	381,871
General and administrative expenses	18,903,138	13,366,413	1,918,258
Provision for (net recovery of) doubtful accounts	(1,494,707)	25,537	3,665
Research and development expenses	1,654,702	2,895,286	415,512
Operating expenses	23,972,494	18,948,109	2,719,306

Loss from operations	(8,735,402)	(6,980,197)	(1,001,752)

Other income (expenses)
Subsidy income	55,706	854,389	122,616
Interest income	32,109	85,745	12,306
Interest expense	(856,571)	(761,322)	(109,260)
Income (loss) from investment in unconsolidated entity	(844,369)	141,288	20,277
Foreign exchange transaction gain	17,651	209	30
Other income (expense)	387,439	(60,760)	(8,720)
Other income (expense), net	(1,208,035)	259,549	37,249
Loss before income tax	(9,943,437)	(6,720,648)	(964,503)
Income tax expenses	2,002	316,799	45,465
Net loss	(9,945,439)	(7,037,447)	(1,009,968)

Less: Net income (loss) attributable to non-controlling interests	138,804	(336,250)	(48,256)
Net loss attributable to Recon Technology, Ltd	¥(10,084,243)	¥(6,701,197)	$(961,712)

Comprehensive loss
Net loss	(9,945,439)	(7,037,447)	(1,009,968)
Foreign currency translation adjustment	1,195,328	9,610	1,379
Comprehensive loss	(8,750,111)	(7,027,837)	(1,008,589)
Less: Comprehensive income (loss) attributable to non-controlling interests	138,804	(336,250)	(48,256)
Comprehensive loss attributable to Recon Technology, Ltd	¥(8,888,915)	¥(6,691,587)	$(960,333)

Loss per common share - basic and diluted	¥(2.72)	¥(1.51)	$(0.22)
Weighted - average shares -basic and diluted*	3,711,083	4,449,980	4,449,980

* Retrospectively restated for effect of stock split on December 27, 2019

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

F-3

RECON TECHNOLOGY, LTD

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(UNAUDITED)

	Common Stock		Additional Paid-in Capital	Statutory Reserve	Accumulated deficit	Accumulated Other Comprehensive income (loss)	Stockholders' Equity	Non-controlling Interest	Total Equity	Total Equity
	Number of Shares*	Amount (RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(USD)
Balance, June 30, 2018	3,677,843	¥2,279,510	¥207,490,280	¥4,148,929	¥(139,424,980)	¥1,516,093	¥76,009,832	¥10,861,930	¥86,871,762	$12,467,249
Capital contribution in non-controlling interests	-	-	-	-	-	-	-	300,000	300,000	43,054
Restricted shares issued for services	25,000	15,901	500,293	-	-	-	516,194	-	516,194	74,081
Issuance of common stock in exchange of shares of FGS, net of issuance costs	487,057	307,981	21,125,815	-	-	-	21,433,796	-	21,433,796	3,076,034
Restricted shares issued for management and employees	-	-	9,539,917	-	-	-	9,539,917	-	9,539,917	1,369,105
Net loss (income) for the year	-	-	-	-	(10,084,243)	-	(10,084,243)	138,804	(9,945,439)	(1,427,302)
Foreign currency translation adjustment	-	-	-	-	-	1,195,328	1,195,328	-	1,195,328	171,545
Balance, December 31, 2018	4,189,900	¥2,603,392	¥238,656,305	¥4,148,929	¥(149,509,223)	¥2,711,421	¥98,610,824	¥11,300,734	¥109,911,558	$15,773,766
Balance, June 30, 2019	4,361,634	¥2,712,773	¥250,624,798	¥4,148,929	¥(164,780,885)	¥2,909,936	¥95,615,551	¥11,085,429	¥106,700,980	$15,313,008
Capital contribution in non-controlling interests	-	-	-	-	-	-	-	405,000	405,000	58,123
Restricted shares issued for services	-	-	33,927	-	-	-	33,927	-	33,927	4,869
Restricted shares issued for management and employees	250,086	163,455	3,893,638	-	-	-	4,057,093	-	4,057,093	582,247
Net loss for the year	-	-	-	-	(6,701,197)	-	(6,701,197)	(336,250)	(7,037,447)	(1,009,968)
Appropriation of statutory reserves	-	-	-	360,111	(360,111)	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	9,610	9,610	-	9,610	1,379
Balance, December 31, 2019	4,611,720	¥2,876,228	¥254,552,363	¥4,509,040	¥(171,842,193)	¥2,919,546	¥93,014,984	¥11,154,179	¥104,169,163	$14,949,658

* Retrospectively restated for effect of stock split on December 27, 2019

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

F-4

RECON TECHNOLOGY, LTD

CONDENSED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the six months ended December 31,
	2018	2019	2019
	RMB	RMB	U.S. Dollars
Cash flows from operating activities:
Net loss	¥(9,945,439)	¥(7,037,447)	$(1,009,968)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	515,457	411,592	59,069
Loss from disposal of equipment	-	3,189	458
Provision for (net recovery of) doubtful accounts	(1,494,707)	25,537	3,665
Provision for slow moving inventories	65,380	25,312	3,633
Amortization of right of use assets	-	718,000	103,043
Restricted shares issued for management and employees	9,539,917	4,057,093	582,247
Loss (income) from investment in unconsolidated entity	844,369	(141,288)	(20,277)
Restricted shares issued for services	516,194	33,927	4,869
Changes in operating assets and liabilities:
Notes receivable	217,436	(986,826)	(141,623)
Trade accounts receivable	(11,251,794)	5,412,201	776,723
Inventories	(150,754)	(551,200)	(79,105)
Other receivable	(6,468,866)	1,364,500	195,824
Purchase advance	(3,105,872)	1,108,902	159,142
Contract assets	(11,115,958)	(9,951,981)	(1,428,241)
Prepaid expense	(124,589)	116,917	16,779
Prepaid expense - related parties	-	217,600	31,228
Operating lease liabilities	-	(610,000)	(87,543)
Trade accounts payable	740,274	362,758	52,061
Other payables	(1,218,860)	(160,316)	(23,007)
Other payables-related parties	3,122	1,790,155	256,911
Advance from customers	4,462,975	1,904,753	273,357
Accrued payroll and employees' welfare	285,135	1,501,406	215,472
Taxes payable	645,328	650,855	93,406
Net cash (used in) provided by operating activities	(27,041,252)	265,639	38,123

Cash flows from investing activities:
Investment in unconsolidated entity	(3,815,080)	-	-
Purchases of property and equipment	(283,129)	(12,967)	(1,861)
Proceeds from disposal of equipment	-	900	129
Repayments from loans to third parties	-	4,960,000	711,826
Payments and prepayments for construction in progress	(4,411,620)	(1,297,663)	(186,232)
Net cash (used in) provided by investing activities	(8,509,829)	3,650,270	523,862

Cash flows from financing activities:
Proceeds from short-term borrowings	1,031,507	-	-
Repayments of short-term borrowings	-	(1,081,096)	(155,152)
Proceeds from short-term borrowings-related parties	5,000,000	13,115,000	1,882,176
Repayments of short-term borrowings-related parties	(5,000,000)	(10,195,000)	(1,463,118)
Repayments of long-term borrowings-related party	(334,513)	(365,530)	(52,458)
Refund of capital contribution by a non-controlling shareholder	(200,000)	-	-
Capital contribution by non-controlling shareholders	500,000	405,000	58,123
Net cash provided by financing activities	996,994	1,878,374	269,571

Effect of exchange rate fluctuation on cash	1,195,329	9,611	1,380

Net (decrease) increase in cash	(33,358,758)	5,803,894	832,936
Cash at beginning of period	45,340,578	4,521,325	648,870
Cash at end of period	¥11,981,820	¥10,325,219	$1,481,806

Supplemental cash flow information
Cash paid during the period for interest	¥805,613	¥718,201	$103,071
Cash paid (received) during the period for taxes	¥2,002	¥(2,002)	$(287)

Non-cash investing and financing activities
Issuance of common stock in exchange of shares of FGS, net of issuance costs	¥21,433,796	¥-	$-
Investment payable in exchange of interest of FGS	¥6,400,000	¥-	$-
Right-of-use assets obtained in exchange for operating lease obligations	¥-	¥1,228,963	$176,372
Payable for construction in progress	¥5,957,463	¥236,302	$33,912
Receivable for disposal of property and equipment	¥-	¥5,000	$718

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

F-5

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND NATURE OF OPERATIONS

Organization – Recon Technology, Ltd (the “Company”) was incorporated under the laws of the Cayman Islands on August 21, 2007 as a limited liability company. The Company provides specialized equipment, automation systems, tools, chemicals and field services to energy industry companies mainly in the People’s Republic of China (the “PRC”).

The Company, along with its wholly-owned subsidiaries, Recon Technology Co., Limited (“Recon HK”), Recon Investment Ltd. (“Recon IN”) and Recon Hengda Technology (Beijing) Co., Ltd. (“Recon-BJ”), conducts its business through the following PRC legal entities (“Domestic Companies”) that are consolidated as variable interest entities (“VIEs”) and operate in the Chinese energy industry:

1.	Beijing BHD Petroleum Technology Co., Ltd. (“BHD”),

2.	Nanjing Recon Technology Co., Ltd. (“Nanjing Recon”).

The Company has signed Exclusive Technical Consulting Service Agreements with each of the Domestic Companies, which are its VIEs, and Equity Interest Pledge Agreements and Exclusive Equity Interest Purchase Agreements with their shareholders. Through these contractual arrangements, the Company has the ability to substantially influence each of the Domestic Companies’ daily operations and financial affairs, appoint their senior executives and approve all matters requiring shareholder approval. As a result of these contractual arrangements, which enable the Company to control the Domestic Companies, the Company is considered as the primary beneficiary of each Domestic Company. Thus, the Company is able to absorb 90% of net interest or 100% of net loss of those VIEs.

On February 21, 2019, the Company’s board of directors approved transferring the VIEs and VIE-controlled companies from Jining Recon Technology Ltd. (“Recon-JN”) to Recon-BJ. At the time, both Recon-JN and Recon-BJ were the Company’s wholly owned subsidiaries in China. On April 1, 2019, the Company completed the VIE transfer process and then completed the dissolution of Recon-JN on April 10, 2019. The Company does not expect any negative impact of this process on its operations.

On December 17, 2015, Huang Hua BHD Petroleum Equipment Manufacturing Co. LTD, a fully owned subsidiary established by BHD was organized under the laws of the PRC.

Gan Su BHD Environmental Technology Co., Ltd (“Gan Su BHD”) was established on May 23, 2017, with registered capital of ¥50 million. The paid in capital was ¥20,735,000 ($2,975,748) as of December 31, 2019. BHD owns an interest of 51% of Gan Su BHD, which is focusing on oilfield sewage treatment and oily sludge disposal projects.

Qing Hai BHD New Energy Technology Co., Ltd. (“Qinghai BHD”) was established on October 16, 2017, with registered capital of ¥50 million. The paid in capital was ¥4,200,000 ($602,756) as of December 31, 2019. BHD owned an interest of 55% of Qinghai BHD previously; however, based on an agreement signed by the shareholders of Qinghai BHD dated October 23, 2018, each of the other two individual shareholders agreed to reduce 10% of their equity interests. As a result, Qinghai BHD returned ¥200,000 paid in capital back to one of the individual shareholders. After the new arrangement, BHD owns a total interest of 75% of Qinghai BHD. The remaining paid in capital should be contributed by BHD and the other individual shareholder is ¥33,300,000 ($4,778,992) and ¥12,500,000 ($1,793,916), respectively. Based on its charter dated September 29, 2017, the remaining paid in capital will be injected before September 29, 2036.

Nature of Operations – The Company engages in (1) providing equipment, tools and other components and parts related to oilfield production and other energy industries companies, including simple installations in connection with some projects; (2) services to improve production and efficiency of exploited oil wells, (3) developing and selling its own specialized industrial automation control and information solutions, and (4) design, test and implement solution of sewage and oily sludge treatment, production and sales of related integrated equipment and project services.

F-6

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. LIQUIDITY

As reflected in the Company’s unaudited condensed consolidated financial statements, the Company had recurring net losses for the six months ended December 31, 2018 and 2019. In assessing its liquidity, management monitors and analyzes the Company’s cash on-hand and its ability to generate sufficient revenue sources in the future to support its operating and capital expenditure commitments. The Company’s liquidity needs are to meet its working capital requirements, operating expenses and capital expenditure obligations. Debt financing in the forms of loans payable and loans from related parties have been utilized to finance the working capital requirements of the Company.

Despite those negative financial trends, the Company has positive working capital and management has plans to enhance its liquidity:

1)	The Company has been enhancing the collection of current receivable balances. As of February 29, 2020, about ¥12.5 million ($1.8 million) has been collected.

2)	The Company is mainly financed through borrowing from shareholders and senior management. On August 31, 2019, two major shareholders of the Company signed a 3-year commitment letter to support the Company and whenever the Company met liquidity difficulty, they will provide working capital to support daily operation of the Company.

3)	The Company may also consider financing directly from a commercial bank by contract pledge or discount of notes receivable.

Management believes that the foregoing measures collectively will provide sufficient liquidity for the Company to meet its future liquidity and capital obligations.

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation - The accompanying unaudited condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) and have been consistently applied.

Principles of Consolidation - The unaudited condensed consolidated financial statements include the accounts of the Company, all the subsidiaries and VIEs of the Company. All transactions and balances between the Company and its subsidiaries and VIEs have been eliminated upon consolidation.

Variable Interest Entities - A VIE is an entity that either (i) has insufficient equity to permit the entity to finance its activities without additional subordinated financial support or (ii) has equity investors who lack the characteristics of a controlling financial interest. A VIE is consolidated by its primary beneficiary. The primary beneficiary has both the power to direct the activities that most significantly impact the entity’s economic performance and the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the VIE. The Company performs ongoing assessments to determine whether an entity should be considered a VIE and whether an entity previously identified as a VIE continues to be a VIE and whether the Company continues to be the primary beneficiary.

Assets recognized as a result of consolidating VIEs do not represent additional assets that could be used to satisfy claims against the Company’s general assets. Conversely, liabilities recognized as a result of consolidating these VIEs do not represent additional claims on the Company’s general assets; rather, they represent claims against the specific assets of the consolidated VIEs.

Currency Translation - The Company’s functional currency is the Chinese Yuan (“RMB”) and the accompanying unaudited condensed consolidated financial statements have been expressed in Chinese Yuan. The unaudited condensed consolidated financial statements as of and for the six months ended December 31, 2019 have been translated into United States dollars (“U.S. dollars”) solely for the convenience of the readers. The translation has been made at the rate of ¥6.9680 = US$1.00, the approximate exchange rate prevailing on December 31, 2019. These translated U.S. dollar amounts should not be construed as representing Chinese Yuan amounts or that the Chinese Yuan amounts have been or could be converted into U.S. dollars.

F-7

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Estimates and assumptions - The preparation of the unaudited condensed consolidated financial statements in conformity with US GAAP, which requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Estimates are adjusted to reflect actual experience when necessary. Significant accounting estimates reflected in the Company’s unaudited condensed consolidated financial statements include allowance for doubtful accounts related to trade accounts receivable, other receivables and purchase advances, allowance for inventory, the useful lives of property and equipment, valuation allowance for deferred tax assets, impairment assessment for long-lived assets and investment and the fair value of share- based payments. The use of estimates is an integral component of the financial reporting process; actual results could differ from those estimates.

The key assumptions underlying the Company’s accounting for material arrangements and the reasonably likely material effects of resolving any uncertainties on the Company’s allowance for doubtful accounts related to purchase advances. The production of the Company’s products requires custom-made equipment from its suppliers. To ensure that it can secure the required customized equipment, the Company often needs to make full prepayment for its intended purchases. As a standard practice in the petroleum extraction industry, the Company generally must submit a bid in order to secure the sales contract. The bidding process generally takes between one month to one year and the timing depends on the size of the overall project, which timing and size are generally controlled by its client. In order to secure timely purchase delivery and to meet its product delivery schedule, the Company normally prepays for the purchase advances if the Company believes that it is more than likely to win the bid for the sales contract which is accounted as pre-contract costs. After winning the bid and securing the sale contract, the Company normally needs to deliver its products approximately within one week to six months. Based on the Company’s historical experience, the Company generally is able to realize its purchase advances on the customized equipment that it orders. If it subsequently confirms that the Company is unable to secure the planned contracts with a customer after making the advance payments for these planned contracts, the Company evaluates the probable recoverability of the pre-contract cost and charges to expenses when the Company determines that the recovery of such pre-contract cost is improbable.

Fair Values of Financial Instruments - The US GAAP accounting standards regarding fair value of financial instruments and related fair value measurements define fair value, establish a three-level valuation hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The three levels of inputs are defined as follows:

Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 inputs to the valuation methodology are unobservable.

The carrying amounts reported in the consolidated balance sheets for trade accounts receivable, other receivables, purchase advances, trade accounts payable, accrued liabilities, advances from customers, investment payable, short-term bank loan and short-term borrowings approximate fair value because of the immediate or short-term maturity of these financial instruments.

Trade Accounts and Other Receivables, net - Accounts receivable are carried at original invoiced amount less a provision for any potential uncollectible amounts. Accounts are considered past due when the related receivables are more than a year old. Provision is made against trade accounts and other receivables to the extent they are considered to be doubtful. Accounts are written off after extensive efforts at collection. Other receivables arise from transactions with non-trade customers.

Notes Receivable, net - Notes receivable represent short-term notes receivables issued by reputable financial institutions that entitle the Company to receive the full-face amount from the financial institutions at maturity, which generally range from three to six months from the date of issuance.

Purchase Advances, net - Purchase advances are the amounts prepaid to suppliers for business activities, such as standard raw materials, supplies and services. These types of prepayments will be expensed when those products or services have been rendered or consumed.

Inventories, net - Inventories are stated at the lower of cost or net realizable value, on a first-in-first-out basis. The methods of determining inventory costs are used consistently from year to year. Allowance for inventory obsolescence is provided when the market value of certain inventory items is lower than the cost.

F-8

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Property and Equipment, net - Property and equipment are stated at cost. Depreciation on motor vehicles and office equipment is computed using the straight-line method over the estimated useful lives of the assets, which range from two to ten years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the assets.

Items	Useful life
Motor vehicles	5-10 years
Office equipment	2-5 years
Production equipment	10 years

Land Use Rights, net - According to the Chinese laws and regulations regarding land use rights, land in urban districts is owned by the State, while land in the rural areas and suburban areas, except otherwise provided for by the State, is collectively owned by individuals designated as resident farmers by the State. In accordance with the legal principle that land ownership is separate from the right to the use of the land, the government grants individuals and companies the rights to use parcels of land for a specified period of time. Land use rights which are usually prepaid, are stated at cost less accumulated amortization. Amortization is provided over the life of the land use rights, using the straight-line method. The estimated useful life is 50 years, based on the term of the land use rights.

Long-Lived Assets - Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. Fair value is determined based on the estimated discounted future cash flows expected to be generated by the asset. There were no impairments at June 30, 2019 and December 31, 2019.

Long-term investments

-

Cost method investment - For an investee over which the Company does not have significant influence and a controlling interest, the Company carries the investment at cost and recognizes income for any dividend received from the distribution of the investee’s earnings.

The Company reviews its cost method investment for impairment whenever an event or circumstance indicates that an other-than-temporary impairment has occurred. The Company considers available quantitative and qualitative evidence in evaluating potential impairment of its cost method investment. An impairment charge is recorded if the carrying amount of an investment exceeds its fair value and such excess is determined to be other-than-temporary. No impairment loss on its cost method investment in unconsolidated entity was recorded during the six months ended December 31, 2018 and 2019.

-

Equity method investment - For an investee over which the Company has the ability to exercise significant influence, but does not have a controlling interest, the Company accounted for those using the equity method. Significant influence is generally considered to exist when the Company has an ownership interest in the voting stock of the investee between 20% and 50%. Other factors, such as representation on the investee’s board of directors, voting rights and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate.

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. The Company did not record impairment losses on its equity method investment during the six months ended December 31, 2018 and 2019. The Company recorded an approximately ¥844,369 investment loss and ¥141,288 ($20,277) investment income on its equity method investment in unconsolidated entity during the six months ended December 31, 2018 and 2019.

F-9

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Revenue Recognition - With adoption of Accounting Standard Codification (“ASC”) 606, “Revenue from Contracts with Customers”, revenue is now recognized when all of the following five steps are met: (i) identify the contract(s) with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations; (v) recognize revenue when (or as) each performance obligation is satisfied. The core principle underlying the new revenue recognition Accounting Standards Update (“ASU”) is that the Company recognizes revenue to represent the transfer of goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. The Company identifies contractual performance obligations and determines whether revenue should be recognized at a point in time or over time, based on when goods or services are provided to a customer.

Disaggregation of Revenues

Revenues are recognized when control of the promised goods or services are transferred to our customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

The following items represent the Company’s revenues disaggregated by revenue source. In accordance with ASC 606-10-50-5, the Company selects categories to present disaggregated revenue that depict how the nature, amount, timing, and uncertainty of revenues and cash flows are affected by economic factors and delivery conditions of products and fulfillment of obligations.

The Company’s disaggregation of revenues for the six months ended December 31, 2018 and 2019 is disclosed in Note 28.

Automation Products and Software; Equipment and Accessories

The Company generates revenues primarily through delivery of standard or customized products and equipment, including automation products, furnaces and related accessories. Revenue is recognized when products are delivered, and acceptance reports are signed off by customers.

The sale of automation products or our specialized equipment when combined with services represent a single performance obligation for the development and construction of a single asset. The Company may also provide installation services to clients as there may be such obligation in contracts. The promises to transfer the equipment and installation are not separately identifiable, which is evidenced by the fact that the Company provides significant services of integrating the goods and services into a single deliverable for which the customer has contracted. For such sales arrangements, the Company recognizes revenue using input method, based on the relationship between actual costs incurred compared to the total estimated costs for the contract. Such method is adopted because the Company believes it best depicts the transfer of goods and services to the customer.

Oilfield Environmental Protection Service

The Company provides waste water treatment and oily sludge disposal service to oilfield and chemical industry companies and generates revenue from special equipment, self-developed chemical products and supporting service, transfer and treatment of oily sludge. Revenue is recognized when contract obligations have been performed. For such sales arrangements, the Company recognize revenue using input method, based on the relationship between actual costs incurred compared to the total estimated costs for the contract. Such method is adopted because the Company believes it best depicts the transfer of services to the customer.

Arrangements with Multiple Performance Obligations

Contracts with customers may include multiple performance obligations. For such arrangements, the Company will allocate revenues to each performance obligation based on its relative standalone selling price. We generally determine standalone selling prices based on the prices charged to customers or using expected cost-plus margin.

F-10

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Contract Balances

Contract balances typically arise when a difference in timing between the transfer of control to the customer and receipt of consideration occurs.

The following table provides information about contract assets and contract liabilities from contracts with customers:

	June 30, 2019	December 31, 2019	December 31, 2019
	RMB	RMB	U.S. Dollars
Contract assets	¥4,633,940	¥14,604,897	$2,095,996
Contract liabilities	¥120,000	¥2,024,753	$290,579

Contract Assets, net - The Company recognizes an asset from the costs incurred to fulfill a contract when those costs meet all of the following criteria: (i) the costs relate directly to a contract or to an anticipated contract that the Company can specifically identify; (ii) the costs generate or enhance resources of the Company that will be used in satisfying (or in continuing to satisfy) performance obligations in the future; and (iii) the costs are expected to be recovered.

-	Pre-Contract Costs - Pre-contract costs are the amounts prepaid to suppliers for purchases of customized equipment in anticipation of obtaining planned contracts for the Company’s hardware and software revenues. If it subsequently confirms that the Company is unable to secure the planned contracts with a customer after making the advance payments for these planned contracts, the Company evaluates the probable recoverability of the pre-contract cost and charges to expenses when the Company determines that the recovery of such pre-contract cost is improbable.

-	Executed Contract Costs - Direct costs, such as material, labor, depreciation and amortization and subcontracting costs and indirect costs allocable to contracts include the costs of contract supervision, tools and equipment, supplies, quality control and inspection, insurance, repairs and maintenance for quality assurance purposes before clients’ initial acceptance. Once products are delivered, installed and debugged for intended use and accepted by a client, which may last from weeks to months (this process is decided by the client’s individual project construction arrangement), the Company records revenue based on the contract or the final clients’ acceptance. Minor costs for repair during the maintenance period after initial acceptance are recorded as cost of goods sold as they are incurred. All other general and administrative costs and selling costs are charged to expenses as incurred. The Company generally ships its products approximately one week to six months after production begins and the timing depends on the size of the overall project.

Contract liabilities - Contract liabilities are recognized for contracts where payment has been received in advance of performance under the contract. The Company’s contract liabilities, which are reflected in its unaudited condensed consolidated balance sheets as advance from customers, consist primarily of the Company’s unsatisfied performance obligations as of the balance sheet dates. Contract liabilities are recognized as revenue after control of the products or services is transferred to the customer and all revenue recognition criteria have been met.

Performance Obligations - Performance obligations include delivery of products and installation of products. The Company recognizes revenue when performance obligations under the terms of a contract with its customer are satisfied. This occurs when the control of the goods and services have been transferred to the customer. Accordingly, revenue for sale of goods is generally recognized upon shipment or delivery depending on the shipping terms of the underlying contract. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring goods and providing installation services.

Amounts billed to customers for shipping and handling activities to fulfill the Company’s promise to transfer the goods are included in Sales, and costs incurred by the Company for the delivery of goods are classified as cost of sales in the consolidated statements of operations and comprehensive loss. Sales, value added, and other taxes the Company collects concurrent with revenue-producing activities are excluded from revenue. The Company generally offers assurance-type warranties for its products. The specific terms and conditions of those warranties vary depending upon the product. The Company estimates the costs that may be incurred under its warranties and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the warranty liability include historical product-failure experience and estimated repair costs for identified matters. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The amount accrued for expected returns and warranty claims was immaterial as of December 31, 2019. The amount of revenue recognized during the six months ended December 31, 2019 that was previously included within the deferred revenue and advances from customers balances was ¥Nil.

F-11

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Practical Expedients Elected

Incremental Costs of Obtaining a Contract - The Company has elected the practical expedient permitted in ASC 340-40-25-4, which permits an entity to recognize incremental costs to obtain a contract as an expense when incurred if the amortization period will be less than one year.

Significant Financing Component - The Company has elected the practical expedient permitted in ASC 606-10-32-18, which allows an entity to not adjust the promised amount of consideration for the effects of a significant financing component if a contract has a duration of one year or less. As the Company’s contracts are typically less than one year in length, consideration will not be adjusted. The Company’s contracts include a standard payment term of 90 days to 180 days; consequently there is no significant financing component within contracts.

Share-Based Compensation - Share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense with graded vesting on a straight–line basis over the requisite service period for the entire award. The Company has elected to recognize compensation expenses using the Black-Scholes valuation model estimated at the grant date based on the award’s fair value.

Research and Development Expenses - Research and development expenses relating to improving development efficiency and the quality of the Company’s products and services, including s design of downhole automation platform systems and chemical products used for waste water treatment, are expensed as incurred.

Shipping and Handling Costs - Shipping and handling cost incurred to ship products to customers are included in selling and distribution expenses. Shipping and handling expenses were ¥451,086 and ¥196,852 ($28,251) for the six months ended December 31, 2018 and 2019, respectively.

Leases - The Company adopted ASC Topic 842, “Leases” on July 1, 2019 and used the alternative modified retrospective transition approach which permits the effects of adoption to be applied at the effective date. The new standard provides a number of optional practical expedients in transition. The Company elected the ‘package of practical expedients’, which permits the Company not to reassess under the new standard our prior conclusions about lease identification, lease classification and initial direct costs. The Company also elected the short-term lease exemption and combining the lease and non-lease components practical expedients. The most significant impact upon adoption relates to the recognition of new Right-of-use (“ROU”) assets and lease liabilities on the Company’s balance sheet for office space operating leases. Upon adoption, there was no cumulative effect of adopting the standard.

Income Taxes - Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes. Deferred taxes are provided on differences between the tax bases of assets and liabilities and their reported amounts in the financial statements, and tax carry forwards. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. The Company has not been subject to any income taxes in the United States or the Cayman Islands.

The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position would be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. The Company has no uncertain tax position as of June 30, 2019 and December 31, 2019.

As of December 31, 2019, the tax years ended December 31, 2015 through December 31, 2019 for the Company’s People’s Republic of China (“PRC”) subsidiaries remain open for statutory examination by PRC tax authorities.

Loss per Share - Loss Per Share (“EPS”) is computed by dividing net loss by the weighted average number of ordinary shares outstanding. Diluted EPS are computed by dividing net loss by the weighted-average number of ordinary shares and dilutive potential ordinary share equivalents outstanding.

Potentially dilutive ordinary shares consist of ordinary shares issuable upon the conversion of ordinary stock options, restricted shares and warrants (using the treasury stock method). The effect from options, restricted shares and warrants would have been anti-dilutive due to the fact that the Company incurred a net loss for the six months ended December 31, 2018 and 2019.

F-12

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Reclassification – Advance from customers has been reclassified from other payables and reflected in its unaudited condensed consolidated balance sheets and unaudited condensed consolidated statements of cash flows as advance from customers. Contract assets have been reclassified from purchase advance and inventories and reflected in unaudited condensed consolidated statements of cash flows as contract assets. These reclassifications have no effect on the results of operations previously reported.

Recently Issued Accounting Pronouncements

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement,” to improve the effectiveness of disclosures in the notes to financial statements related to recurring or nonrecurring fair value measurements by removing amounts and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for timing of transfers between levels, and the valuation processes for Level 3 fair value measurements. The new standard requires disclosure of the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. The amendments in this update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company expects that the adoption of this ASU will not have a material impact on the Company’s unaudited condensed consolidated financial statements.

In October 2018, the FASB issued ASU 2018-17, "Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities". The new standard changes how entities evaluate decision-making fees under the variable interest entity guidance. The new standard is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted in any interim period after issuance. The standard should be applied on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings at the beginning of the period of adoption. The Company expects that the adoption of this ASU will not have a material impact on the Company’s unaudited condensed consolidated financial statements.

In November 2018, the FASB issued ASU 2018-19, “Codification Improvements to Topic 326, Financial Instruments-Credit Losses.” ASU 2018-19 clarifies that receivables arising from operating leases are not within the scope of Subtopic 326-20. Instead, impairment of receivables arising from operating leases should be accounted for in accordance with ASC 842, Leases. The Company expects that the adoption of this ASU will not have a material impact on the Company’s unaudited condensed consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740) Simplifying the Accounting for Income Taxes. The Board is issuing this Update as part of its initiative to reduce complexity in accounting standards (the Simplification Initiative). The objective of the Simplification Initiative is to identify, evaluate, and improve areas of GAAP for which cost and complexity can be reduced while maintaining or improving the usefulness of the information provided to users of financial statements. The specific areas of potential simplification in this Update were submitted by stakeholders as part of the Simplification Initiative. For public business entities, the amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The Company expects that the adoption of this ASU will not have a material impact on the Company’s unaudited condensed consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the unaudited condensed consolidated financial position, statements of operations and cash flows.

F-13

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4. TRADE ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	June 30, 2019	December 31, 2019	December 31, 2019
Third Parties	RMB	RMB	U.S. Dollars
Trade accounts receivable	¥72,180,616	¥66,768,415	$9,582,154
Allowance for doubtful accounts	(3,645,334)	(3,704,972)	(531,713)
Total third-parties, net	¥68,535,282	¥63,063,443	$9,050,441

	June 30, 2019	December 31, 2019	December 31, 2019
Related Party	RMB	RMB	U.S. Dollars
Urumqi Yikeli Automatic Control Equipment Co., Ltd.	¥3,409,912	¥3,409,912	$489,368
Total related-party, net	¥3,409,912	¥3,409,912	$489,368

Net recovery of provision made for doubtful accounts of accounts receivables due to third party was ¥1,305,399 for the six months ended December 31, 2018, and provision made for doubtful accounts of accounts receivables due to third party was ¥59,638 ($8,559) for the six months ended December 31, 2019.

Movement of allowance for doubtful accounts is as follows:

	June 30, 2019	December 31, 2019	December 31, 2019
	RMB	RMB	U.S. Dollars
Beginning balance	¥3,252,405	¥3,645,334	$523,154
Charge to expense	392,929	59,638	8,559
Ending balance	¥3,645,334	¥3,704,972	$531,713

NOTE 5. NOTES RECEIVABLE

Notes receivables represented the non-interest-bearing commercial bills the Company received from the customers for the purpose of collection of sales amount, which ranged from three to six months from the date of issuance. As of June 30, 2019 and December 31, 2019, notes receivable were ¥3,073,680 and ¥4,060,506 ($582,736), respectively, As of June 30, 2019 and December 31,2019, no notes were guaranteed or collateralized.

NOTE 6. OTHER RECEIVABLES, NET

Other receivables, net consisted of the following:

Third Party	June 30, 2019	December 31, 2019	December 31, 2019
Current Portion	RMB	RMB	U.S. Dollars
Business advances to officers and staffs (A)	¥1,013,971	¥594,404	$85,305
Deposits for projects	1,400,892	1,521,387	218,339
VAT recoverable	3,803,556	2,686,525	385,552
Others	1,348,913	1,405,516	201,710
	7,567,332	6,207,832	890,906
Less: Long term portion (B)	(440,015)	(23,922)	(3,433)
Allowance for doubtful accounts	(1,461,724)	(1,399,099)	(200,789)
Other receivable - current portion	¥5,665,593	¥4,784,811	$686,684

Net recovery of provision for doubtful accounts of other receivables was ¥330,280 and ¥62,625 ($8,988) for the six months ended December 31, 2018 and 2019, respectively.

F-14

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(A)	Business advances to officers and staffs represent advances for business travel and sundry expenses related to oilfield or on-site installation and inspection of products through customer approval and acceptance.

(B)	Long-term portion are mainly tender deposits for large-scale projects or rental contracts. These funds may not be collected back until projects are finished or contracts are completed.

Movement of allowance for doubtful accounts is as follows:

	June 30, 2019	December 31, 2019	December 31, 2019
	RMB	RMB	U.S. Dollars
Beginning balance	¥901,930	¥1,461,724	$209,777
Charge to (reversal of) expense	259,766	(62,625)	(8,988)
Add: reversal of bad debt allowance	300,028	-	-
Ending balance	¥1,461,724	¥1,399,099	$200,789

NOTE 7. LOANS TO THIRD PARTIES

	June 30, 2019	December 31, 2019	December 31, 2019
	RMB	RMB	U.S. Dollars
Working fund to third party companies	¥4,960,000	¥-	$-
Allowance for doubtful accounts	-	-	-
Total loans to third parties	¥4,960,000	¥-	$-

Loans to third-parties are mainly used for short-term funding to support the Company’s external business partners. These loans bear no interest and have terms of no more than one year. The Company periodically reviewed the loans to third parties as to whether their carrying values remain realizable. The loans to third parties were fully collected back during the six months ended December 31, 2019.

NOTE 8. PURCHASE ADVANCES, NET

The Company purchased products and services from third parties during the normal course of business. Purchase advances, net consisted of the following:

	June 30, 2019	December 31, 2019	December 31, 2019
Third Party	RMB	RMB	U.S. Dollars
Prepayment for others	1,592,076	483,174	69,342
Allowance for doubtful accounts	(248,500)	(296,000)	(42,480)
Total purchase advances, net	¥1,343,576	¥187,174	$26,862

Provision for doubtful accounts of purchase advances was ¥369,972 and ¥47,500 ($6,817) for the six months ended December 31, 2018 and 2019, respectively.

The Company recorded allowance for these advances and will continue to try to collect or get inventories delivered. These payments were advanced for certain customized equipment of the planned projects. As those projects were delayed or canceled or there is rare chance to be profitable, the Company decided to suspend those projects and recorded allowances related to advanced payments for those projects as the Company may not be able to receive those funds back. Management is still making efforts to collect partially or negotiate with venders for some other alternative solutions to minimize the Company’s loss.

Movement of allowance for doubtful accounts is as follows:

	June 30, 2019	December 31, 2019	December 31, 2019
	RMB	RMB	U.S. Dollars
Beginning balance	¥452,632	¥248,500	$35,663
Charge to expense	191,473	47,500	6,817
Less: write-off	(395,605)	-	-
Ending balance	¥248,500	¥296,000	$42,480

F-15

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9. INVENTORIES, NET

Inventories consisted of the following:

	June 30, 2019	December 31, 2019	December 31, 2019
	RMB	RMB	U.S. Dollars
Small component parts	¥57,060	¥57,061	$8,190
Purchased goods and raw materials	226,868	270,952	38,885
Work in process and goods on site	533,924	305,591	43,856
Finished goods	452,671	1,162,807	166,878
Allowance for slow moving inventory	-	-	-
Total inventories, net	¥1,270,523	¥1,796,411	$257,809

Provisions for slow moving inventory was ¥65,380 and ¥25,312 ($3,633) for the six months ended December 31, 2018 and 2019, respectively.

Movement of allowance for slow-moving inventories is as follows:

	June 30, 2019	December 31, 2019	December 31, 2019
	RMB	RMB	U.S. Dollars
Beginning balance	¥1,399,524	¥-	$-
Charge to cost of sales	65,380	25,312	3,633
Less: Selling of slow-moving items	(1,464,904)	(25,312)	(3,633)
Ending balance	¥-	¥-	$-

NOTE 10. CONTRACT ASSETS, NET

Contract assets, net consisted of the following:

	June 30, 2019	December 31, 2019	December 31, 2019
Third Party	RMB	RMB	U.S. Dollars
Contract assets	¥4,796,153	¥14,748,134	$2,116,552
Impairment of contract assets	(162,213)	(143,237)	(20,556)
Total contract assets, net	¥4,633,940	¥14,604,897	$2,095,996

Net recovery of impairment of contract asset was ¥229,000 and ¥18,976 ($2,723) for the six months ended December 31, 2018 and 2019, respectively.

Movement of impairment of contract assets is as follows:

	June 30, 2019	December 31, 2019	December 31, 2019
	RMB	RMB	U.S. Dollars
Beginning balance	¥395,604	¥162,213	$23,279
Reversal of expense	(233,391)	(18,976)	(2,723)
Ending balance	¥162,213	¥143,237	$20,556

F-16

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11. PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	June 30, 2019	December 31, 2019	December 31, 2019
	RMB	RMB	U.S. Dollars
Motor vehicles	¥4,923,152	¥4,741,366	$680,449
Office equipment and fixtures	1,350,235	1,363,202	195,638
Production equipment	2,580,628	2,580,628	370,354
Total property and equipment	8,854,015	8,685,196	1,246,441
Less: Accumulated depreciation	(5,192,694)	(5,417,970)	(777,551)
Property and equipment, net	¥3,661,321	¥3,267,226	$468,890
Construction in progress	¥21,524,994	¥23,143,654	$3,321,421

On August 4, 2017, Gan Su BHD purchased the land use right of state-owned construction land in Yumen, Gan Su, in the amount of ¥1,361,969 ($195,460). The land use right was intended to establish production line of the oily sludge disposal projects. As of December 31, 2019, the main construction of the project has completed, and the total cost incurred in the project was ¥23,143,654 ($3,321,421). Currently, the project is in the testing stage and Gan Su BHD has received its temporary hazardous waste operating permit. The project has been ready for its intended use and put into production in January 2020.

Depreciation expenses were ¥501,837 and ¥397,972 ($57,114) for the six months ended December 31, 2018 and 2019, respectively.

Loss from property and equipment disposal was ¥Nil and ¥3,189 ($458) for the six months ended December 31, 2018 and 2019, respectively.

NOTE 12 - LAND USE RIGHTS

Land use rights consisted of the following:

	June 30, 2019	December 31, 2019	December 31, 2019
	RMB	RMB	U.S. Dollars
Land use rights	¥1,361,969	¥1,361,969	$195,460
Less: accumulated amortization	(54,082)	(67,702)	(9,716)
Land use rights, net	¥1,307,887	¥1,294,267	$185,744

As of June 30, 2019 and December 31, 2019, no land use rights are collateralized or pledged.

Amortization expenses were ¥13,620 and ¥13,620 ($1,955) for the six months ended December 31, 2018 and 2019, respectively.

The estimated future amortization expenses are as follows:

Twelve months ending December 31,	RMB	U.S. Dollars
2020	¥27,239	$3,909
2021	27,239	3,909
2022	27,239	3,909
2023	27,239	3,909
2024	27,239	3,909
Thereafter	1,158,072	166,199
Total	¥1,294,267	$185,744

F-17

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – INVESTMENT IN UNCONSOLIDATED ENTITY

Investment in unconsolidated entity consisted of the following:

	June 30, 2019	December 31, 2019	December 31, 2019
	RMB	RMB	U.S. Dollars
Future Gas Station (Beijing) Technology, Ltd	¥31,078,971	¥31,220,259	$4,480,521

On August 21, 2018, the Company entered into a definitive investment agreement and a supplemental agreement (collectively, the “Agreement”) with FGS and the other shareholders of FGS. Following full performance under the Agreement, Recon will own 43% of FGS. As consideration for increasing its affiliates’ interest in FGS from 8% to 43%, the Company will (1) pay a total of RMB 10 million in cash to FGS and (2) issue 487,057 restricted ordinary shares of the Company (the “Restricted Shares”) to the other shareholders of FGS within 30 days after FGS finalizes recording the Company’s corresponding interest at the local governmental agency. If FGS does not reach certain performance goals, the Company has the right to cancel all of the Restricted Shares and without further payment. The Restricted Shares are also subject to lock-up period requirements that vary for each of FGS shareholders, from one year to three years following issuance of the Restricted Shares. FGS has finalized recording Recon’s corresponding interest at the local governmental agency, and Recon has issued 487,057 Restricted Shares in total to the other shareholders of FGS in August 2018.

On September 24, 2019, the Company signed an extension agreement with FGS and the other shareholders of FGS to postpone the Agreement to provide extra period for FGS to further fulfill the goals mentioned on the supplemental agreement. During the original contract period, FGS adjusted its operation model with an advanced improvement of its App and business model. Objected user and average Gross Merchandise Volume (GMV) of FGS’s App have been exceeded. FGS will need an extension to deploy its business in more provinces to complete a goal of 200 more gas stations.

On March 17, 2020, the Company signed a new supplemental agreement with FGS and the other shareholders of FGS to extend another 12 months to February 2021 for FGS and its shareholders to fulfill the goals mentioned on the supplemental agreement.

As of December 31, 2019, the Company has the investment amount of ¥35,257,995 ($5,059,990) in FGS, of which RMB 8.0 million was paid in cash, and owns 43% of the equity interests of FGS. The investments are accounted for using the equity method because the Company has significant influence, but no control of FGS. The Company recorded a loss of ¥844,369 and an income of ¥141,288 ($20,277) for the six months ended December 31, 2018 and 2019 from the investment, respectively, which was included in “Gain (loss) from investment in unconsolidated entity” in the unaudited condensed consolidated statements of operations and comprehensive loss. As of the date of this report, the Company is still obliged to pay RMB 6.4 million to FGS.

F-18

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 - LEASES

Effective July 1, 2019, the Company adopted the new lease accounting standard using the optional transition method which allowed the Company to continue to apply the guidance under the lease standard in effect at the time in the comparative periods presented. In addition, the Company elected the package of practical expedients, which allowed the Company to not reassess whether any existing contracts contain a lease, to not reassess historical lease classification as operating or finance leases, and to not reassess initial direct costs. The Company has not elected the practical expedient to use hindsight to determine the lease term for its leases at transition. The Company has also elected the practical expedient allowing the Company to not separate the lease and non-lease components for all classes of underlying assets. Adoption of this standard resulted in the recording of operating lease ROU assets and corresponding operating lease liabilities of ¥1,228,963 ($176,372) and ¥1,228,963 ($176,372), respectively, as of July 1, 2019 with no impact on accumulated deficit. Financial position for reporting periods beginning on or after July 1, 2019, are presented under the new guidance, while prior period amounts are not adjusted and continue to be reported in accordance with previous guidance.

The Company leases office spaces and factories under non-cancelable operating leases, with terms ranging from one to three years. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term. Leases with initial term of 12 months or less are not recorded on the balance sheet.

When available, the Company uses the rate implicit in the lease to discount lease payments to present value; however, most of the Company’s leases do not provide a readily determinable implicit rate. Therefore, the Company discount lease payments based on an estimate of its incremental borrowing rate.

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The table below presents the operating lease related assets and liabilities recorded on the balance sheets.

	December 31, 2019
	RMB	U.S. Dollars
Rights of use lease assets	¥532,491	$76,420

Operating lease liabilities – current	640,491	91,919
Operating lease liabilities – non-current	-	-
Total operating lease liabilities	¥640,491	$91,919

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of December 31, 2019:

December 31, 2019
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	0.42
Weighted average discount rate	5%

Rent expense were ¥1,249,655 and ¥1,216,704 ($174,613) for the six months ended December 31, 2018 and 2019, respectively.

The following is a schedule, by years, of maturities of lease liabilities as of December 31, 2019:

	December 31, 2019
	RMB	U.S. Dollars
2020	¥646,000	$92,710
Total lease payments	646,000	92,710
Less: imputed interest	(5,509)	(791)
Present value of lease liabilities	¥640,491	$91,919

F-19

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15. OTHER PAYABLES

Other payables consisted of the following:

	June 30, 2019	December 31, 2019	December 31, 2019
Third Party	RMB	RMB	U.S. Dollars
Service	¥1,341,617	¥667,051	$95,731
Distributors and employees	219,095	735,155	105,504
Accrued expenses	393,274	393,274	56,440
Others	292,424	291,185	41,789
Total	¥2,246,410	¥2,086,665	$299,464

	June 30, 2019	December 31, 2019	December 31, 2019
Related Party	RMB	RMB	U.S. Dollars
Expenses paid by the major shareholders	¥2,029,908	¥3,618,202	$519,260
Due to family member of the owner of BHD	-	200,000	28,703
Due to management staff for costs incurred on behalf of the Company	260,965	262,826	37,719
Total	¥2,290,873	¥4,081,028	$585,682

NOTE 16. TAXES PAYABLE

Taxes payable consisted of the following:

	June 30, 2019	December 31, 2019	December 31, 2019
	RMB	RMB	U.S. Dollars
VAT payable	¥1,732,736	¥1,947,453	$279,486
Income tax payable	440,031	758,831	108,902
Other taxes payable	8,080	125,418	17,999
Total taxes payable	¥2,180,847	¥2,831,702	$406,387

NOTE 17. SHORT-TERM BANK LOAN

Short-term bank loan consisted of the following:

	June 30, 2019	December 31, 2019	December 31, 2019
	RMB	RMB	U.S. Dollars
Bank of Nanjing, 5.655% annual interest, due on June 11, 2020	¥2,500,000	¥2,500,000	$358,783
Total short-term bank loan	¥2,500,000	¥2,500,000	$358,783

The loan is guaranteed by one of the founders of the Company.

Interest expense for the short-term bank loan was ¥Nil and ¥71,866 ($10,314) for the six months ended December 31, 2018 and 2019, respectively.

F-20

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18. SHORT-TERM BORROWINGS

Short-term borrowings due to third party consisted of the following:

	June 30, 2019	December 31, 2019	December 31, 2019
Short-term borrowings due to third party:	RMB	RMB	U.S. Dollars
Short-term borrowing, 10% annual interest, due on September 8, 2019	¥1,081,096	¥-	$-
Total short-term borrowings due to third party	¥1,081,096	¥-	$-

Interest expense for short-term borrowings due to third party were ¥31,507 and ¥Nil for the six months ended December 31, 2018 and 2019, respectively.

The principle of this short-term borrowing was repaid in full by the Company on August 31, 2019.

Short-term borrowings due to related parties consisted of the following:

	June 30, 2019	December 31, 2019	December 31, 2019
Short-term borrowings due to related parties:	RMB	RMB	U.S. Dollars
Short-term borrowing from a Founder, 5.65% annual interest, due on December 19, 2019*	¥5,008,640	¥-	$-
Short-term borrowing from a Founder, 5.65% annual interest, due on March 27, 2020	4,001,885	4,001,885	574,324
Short-term borrowing from a Founder, 5.65% annual interest, due on December 19, 2020		5,009,425	718,919
Short-term borrowing from a Founder, interest-free, due on September 24, 2020^	-	450,000	64,581
Short-term borrowing from a Founder's family member, interest-free, due on November 05, 2020^	-	2,470,000	354,477
Total short-term borrowings due to related parties	¥9,010,525	¥11,931,310	$1,712,301

No short-term borrowings due to related parties were guaranteed or collateralized at June 30, 2019 and December 31, 2019.

Interest expense for short-term borrowings due to related parties were ¥257,145 and ¥259,502 ($37,242) for the six months ended December 31, 2018 and 2019, respectively.

* The Company repaid the loans in full on maturity date.

^ During the six months ended December 31, 2019, the Company entered into a series of loan agreements with a Founder and a Founder’s family member for a total amount of ¥8,115,000 ($1,164,610) as working capital for six months to one year. All loans are non-interest bearing and can be repaid before their maturity dates. By December 31, 2019, the Company has repaid a total of ¥5,195,000 ($745,552) and the remaining balance of ¥2,920,000 ($419,058) is outstanding as of December 31, 2019.

F-21

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19. LONG-TERM BORROWINGS DUE TO RELATED PARTY

Long-term borrowings due to related party consisted of the following:

	June 30, 2019	December 31, 2019	December 31, 2019
Long-term borrowings due to related party:	RMB	RMB	U.S. Dollars
Long-term borrowing from a Founder, monthly payments of ¥126,135 inclusive of interest at 8.90%, ten years loan, due in November 2027.	¥8,977,001	¥8,610,116	¥1,235,666
Less: current portion	(780,797)	(813,334)	(116,724)
Total long-term borrowings due to related party	¥8,196,204	¥7,796,782	$1,118,942

No long-term borrowings due to related party were guaranteed or collateralized at June 30, 2019 and December 31, 2019.

Interest expense for long-term borrowings due to related party was ¥421,058 and ¥389,926 ($55,960) for the six months ended December 31, 2018 and 2019, respectively.

The future maturities of long-term borrowings due to related party at December 31, 2019 are as follows:

Twelve months ending December 31,	RMB	U.S. Dollars
2020	¥813,334	$116,724
2021	853,987	122,558
2022	933,170	133,922
2023	1,019,695	146,340
2024	1,114,243	159,909
Thereafter	3,875,687	556,213
Total	¥8,610,116	$1,235,666

NOTE 20. ORDINARY SHARES

Stock offering

On August 21, 2018, the Company entered into a definitive investment agreement and a supplemental agreement (collectively, the “Agreement”) with FGS and the other shareholders of FGS. Following full performance under the Agreement, Recon will own 43% of FGS. As consideration for increasing its affiliates’ interest in FGS from 8% to 43%, the Company will (1) pay a total of RMB 10 million in cash to FGS and (2) issue 487,057 restricted ordinary shares of the Company (the “Restricted Shares”) to the other shareholders of FGS within 30 days after FGS finalizes recording the Company’s corresponding interest at the local governmental agency. If FGS does not reach certain performance goals, the Company has the right to cancel without further payment part or all of the Restricted Shares. The Restricted Shares are also subject to lock-up period requirements that vary for each FGS shareholder, from two and a half years to four and a half years following issuance of the Restricted Shares under the supplemental agreement dated March 17, 2020. FGS has finalized recording Recon’s corresponding interest at the local governmental agency, and Recon issued 487,057 Restricted Shares in total to the other shareholders of FGS at a price of $6.4375 per restricted share on September 21, 2018.

On December 10, 2019, the Company’s Board approved to effect a one-for-five reverse stock split of its ordinary shares (the “Reverse Stock Split”) with the market effective date of December 27, 2019, such that the number of the Company’s ordinary shares is decreased from 100,000,000 to 20,000,000 and the par value of each ordinary share is increased from US$0.0185 to US$0.0925. As a result of the Reverse Stock Split, each five pre-split ordinary shares outstanding were automatically combined and converted to one issued and outstanding ordinary share without any action on the part of the shareholder. No fractional ordinary shares were issued to any shareholders in connection with the reverse stock split. Each shareholder was entitled to receive one ordinary share in lieu of the fractional share that would have resulted from the reverse stock split. As of December 26, 2019 (immediately prior to the effective date), there were 23,049,639 ordinary shares outstanding, and the number of ordinary shares outstanding after the Reverse Stock Split is 4,611,720, taking into account of the effect of rounding fractional shares into whole shares. In addition, all options and any other securities of the Company outstanding immediately prior to the Reverse Stock Split (to the extent they don’t provide otherwise) will be appropriately adjusted by dividing the number of ordinary shares into which the options and other securities are exercisable by 5 and multiplying the exercise price thereof by 5, as a result of the Reverse Stock Split.

F-22

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Appropriated Retained Earnings

According to the Memorandum and Articles of Association, the Company is required to transfer a certain portion of its net profit, as determined under PRC accounting regulations, from current net income to the statutory reserve fund. In accordance with the PRC Company Law, companies are required to transfer 10% of their profit after tax, as determined in accordance with PRC accounting standards and regulations, to the statutory reserves until such reserves reach 50% of the registered capital or paid-in capital of the companies. As of June 30, 2019 and December 31, 2019, the balance of total statutory reserves was ¥4,148,929 and ¥4,509,040 ($647,107), respectively.

NOTE 21. STOCK-BASED COMPENSATION

Stock-Based Awards Plan

The following is a summary of the stock options activity:

Stock Options	Shares	Weighted Average Exercise Price Per Share
Outstanding as of June 30, 2018	163,120	$15.20
Granted	-	-
Forfeited	-	-
Exercised	-	-
Outstanding as of June 30, 2019	163,120	$15.20
Granted	-	-
Forfeited	-	-
Exercised	-	-
Expired	38,600	30.00
Outstanding as of December 31, 2019	124,520	$10.59

F-23

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following is a summary of the status of options outstanding and exercisable at December 31, 2019:

Outstanding Options			Exercisable Options
Average Exercise Price	Number	Average Remaining Contractual life (Years)	Average Exercise Price	Number	Average Remaining Contractual life (Years)
$14.80	44,520	2.24	$14.80	44,520	2.24
$8.25	80,000	5.09	$8.25	80,000	5.09
	124,520

The Share-based compensation expense recorded for stock options granted were both ¥Nil for the six months ended December 31, 2018 and 2019, respectively. No unrecognized share-based compensation for stock options as of December 31, 2019.

Restricted Shares to Senior Management and Employees

As of December 31, 2019, the Company has granted restricted shares of common stock to senior management and employees as follows:

On October 18, 2015, the Company granted 160,000 restricted shares to its employees and non-employee director as compensation cost for awards. The fair value of the restricted shares was $704,000 based on the closing stock price $4.40 at October 18, 2015. These restricted shares were vested over three years with one-third of the shares vesting every year from the grant date. As of June 30, 2017, 3,800 shares were forfeited and went back to the incentive pool due to some staffs’ resignation. All granted shares under this plan are fully vested on October 18, 2018.

On July 27, 2016, the Company granted 175,200 restricted shares to its employees and non-employee director as compensation cost for awards. The fair value of the restricted shares was $963,600 based on the closing stock price $5.50 at July 27, 2016. The Company also re-granted the previously forfeited 3,800 to its employees. These restricted shares will vest over three years with one-third of the shares vesting every year from the grant date. All granted shares under this plan are fully vested on July 27, 2019.

On December 9, 2016, the Company approved management's new plan based on future performance for the three fiscal years from 2017 to 2019. The Company also agreed on front-issuing of shares based on the optimism situation, thus non-vested 602,000 shares were issued to management on January 23 2017. The fair value of the restricted shares was $4,063,500 based on the closing stock price $6.75 at December 9, 2016. 160,000 shares were vested during the year ended June 30, 2018 based on the financial results for the year ended June 30, 2017. 192,000 shares were vested during the year ended June 30, 2019 based on the financial results for the year ended June 30, 2018. 250,000 shares were vested during the year ended June 30, 2019 based on the financial results for the year ended June 30, 2019.

On October 13, 2017, the Company granted 180,000 restricted shares to its employees as compensation cost for awards. The fair value of the restricted shares was $919,800 based on the closing stock price $5.11 at October 13, 2017. These restricted shares will vest over three years with one-third of the shares vesting every year from the grant date. As of December 31, 2019, 120,000 shares were vest and 60,000 will not be vested until October 13, 2020.

F-24

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

On August 21, 2018, the Company granted 391,200 restricted shares to its employees as compensation cost for awards. The fair value of the restricted shares was $2,523,240 based on the closing stock price $6.45 at August 21, 2018. These restricted shares will vest over three years with one-third of the shares vesting every year from the grant date. The first 130,400 shares were vested on August 21, 2019. The remaining 260,800 will not be vested until August 21, 2020 and 2021, respectively.

Nil and 250,086 restricted shares were issued and outstanding for the six months ended December 31, 2018 and 2019, respectively, for all the plans mentioned above.

The share-based compensation expense recorded for restricted shares issued for management and employees were ¥9,539,917 and ¥4,057,093 ($582,247) for the six months ended December 31, 2018 and 2019, respectively. The total unrecognized share-based compensation expense of restricted shares issued for management and employees as of December 31, 2019 was approximately ¥11.29 million ($1.62 million), which is expected to be recognized over a weighted average period of approximately 1.51 years.

Restricted Shares for service

As of December 31, 2019, the Company has granted restricted ordinary shares to consultants as follows:

On March 31, 2017, the Company approved the grant of 40,000 restricted shares with a value of $256,020 based on the closing stock price of $6.4005 on March 31, 2017 to designees of an independent consulting firm as payment for accounting management and consulting service. The vesting period of these shares was two-year from the date of contract. The 40,000 restricted shares were issued on November 17, 2017 and September 13, 2018, respectively.

On April 5, 2017, the Company approved the grant of 60,000 restricted shares with a value of $390,000 based on the closing stock price of $6.50 on April 5, 2017 to a company as payment for promotion PR/IR service. The vesting period of these shares was one year from the date of contract. 60,000 restricted shares were vested and no shares were issued as of date of this report.

On August 27, 2018, the Company approved the grant of 5,000 restricted shares with a value of $32,000 based on the closing stock price of $6.40 on August 27, 2018 to a company as payment for promotion PR/IR service. The vesting period of these shares was one year from the date of contract. 5,000 restricted shares were issued under this plan on August 27, 2018 and all granted shares under this plan are fully vested by August 27, 2019.

The Share-based compensation expense recorded for restricted shares issued for service were ¥516,194 and ¥33,927 ($4,869) for the six months ended December 31, 2018 and 2019, respectively. The total unrecognized share-based compensation expense of restricted shares issued for service as of December 31, 2019 was approximately ¥Nil.

F-25

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Following is a summary of the restricted shares granted:

Restricted stock grants	Shares
Non-vested as of June 30, 2018	808,400
Granted	396,200
Vested	(382,956)
Non-vested as of June 30, 2019	821,644
Granted	-
Vested	(500,844)
Non-vested as of December 31, 2019	320,800

The following is a summary of the status of restricted stock at December 31, 2019:

Outstanding Restricted Shares
Fair Value per Share	Number	Average Remaining Amortization Period (Years)
$5.11	60,000	0.79
$6.45	260,800	1.64
	320,800

NOTE 22. INCOME TAX

The Company is not subject to any income taxes in the United States or the Cayman Islands and had minimal operations in jurisdictions other than the PRC. BHD and Nanjing Recon are subject to PRC’s income taxes as PRC domestic companies. The Company follows Implementing Rules for the Enterprise Income Tax Law (“Implementing Rules”), which took effect on January 1, 2008 and unified the income tax rate for domestic-invested and foreign-invested enterprises at 25%.

Nanjing Recon was approved as a government-certified high-technology company and is subject to a reduced income tax rate of 15% through November 30, 2019. Nanjing Recon reapplied for high-technology enterprise review approval and is still under the government's verification procedures.

As approved by the domestic tax authority in the PRC, BHD was recognized as a government-certified high-technology company on November 25, 2009 and is subject to a reduced income tax rate of 15% through November 25, 2018. BHD reapplied for a high-technology company certificate, and the new certificate was approved as October 31, 2018 and will expire on October 31, 2021.

F-26

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Income (loss) before provision for income taxes consisted of:

	June 30, 2019	December 31, 2019	December 31, 2019
	RMB	RMB	U.S. Dollars
Outside China areas	¥(28,447,953)	¥(7,624,668)	$(1,094,242)
China	3,064,024	904,020	129,739
Total	¥(25,383,929)	¥(6,720,648)	$(964,503)

Deferred tax asset, net is composed of the following:

	June 30, 2019	December 31, 2019	December 31, 2019
	RMB	RMB	U.S. Dollars
Allowance for doubtful receivables	¥832,515	¥841,096	$120,708
Impairment loss from investment in unconsolidated entity	605,660	605,660	86,920
Net operating loss carryforwards	7,456,198	8,202,780	1,177,208
Less: Valuation allowance	(8,894,373)	(9,649,536)	(1,384,836)
Deferred income tax assets, net	¥-	¥-	$-

The Company’s income tax expense is composed of the following:

	For the six months ended December 31,
	2018	2019	2019
	RMB	RMB	U.S. Dollars
Current income tax provision	¥2,002	¥316,799	$45,465
Income tax expenses	¥2,002	¥316,799	$45,465

NOTE 23. NON-CONTROLLING INTEREST

Non-controlling interest consisted of the following:

	As of June 30, 2019
		Nanjing	Gan Su	Qinghai
	BHD	Recon	BHD	BHD	Total	Total
	RMB	RMB	RMB	RMB	RMB	U.S. Dollars
Paid-in capital	¥1,651,000	¥200,000	¥4,350,000	¥-	¥6,201,000	$903,040
Unappropriated retained earnings	3,477,493	3,616,002	(1,351,699)	(826,664)	4,915,132	715,783
Accumulated other comprehensive loss	(18,850)	(11,853)	-	-	(30,703)	(4,471)
Total non-controlling interests	¥5,109,643	¥3,804,149	¥2,998,301	¥(826,664)	¥11,085,429	$1,614,352

	As of December 31, 2019
		Nanjing	Gan Su	Qinghai
	BHD	Recon	BHD	BHD	Total	Total
	RMB	RMB	RMB	RMB	RMB	U.S. Dollars
Paid-in capital	¥1,651,000	¥200,000	¥4,755,000	¥-	¥6,606,000	$948,049
Unappropriated retained earnings	3,477,493	3,976,112	(2,001,743)	(872,980)	4,578,882	657,130
Accumulated other comprehensive loss	(18,850)	(11,853)	-	-	(30,703)	(4,406)
Total non-controlling interests	¥5,109,643	¥4,164,259	¥2,753,257	¥(872,980)	¥11,154,179	$1,600,773

The Company received capital contribution from non-controlling shareholders of Gan Su BHD amounted to ¥500,000 and ¥405,000 ($58,123) during the six months ended December 31, 2018 and 2019, respectively. The Company returned ¥200,000 paid in capital back to one of the individual shareholders of Qing Hai BHD during the six months ended December 31, 2018.

F-27

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24. CONCENTRATIONS

For the six months ended December 31, 2018, CNPC represented approximately 44.1% and another customer represented approximately 22.3% of the Company’s revenue, respectively.

For the six months ended December 31, 2019, CNPC represented approximately 62.6%, SINOPEC represented approximately 13.1% and another customer represented approximately 19.7% of the Company’s revenue, respectively. At December 31, 2019, CNPC accounted for 41.6% and another customer accounted for 10.3% of the Company’s trade accounts receivable, net, respectively.

NOTE 25. COMMITMENTS AND CONTINGENCY

(a) Contingency

The Labor Contract Law of the PRC requires employers to assure the liability of severance payments if employees are terminated and have been working for the employers for at least two years prior to January 1, 2008. The employers will be liable for one month of severance pay for each year of the service provided by the employees. As of December 31, 2019, the Company estimated its severance payments of approximately ¥3.4 million ($0.5 million) which has not been reflected in its unaudited condensed consolidated financial statements, because management cannot predict what the actual payment, if any, will be in the future.

(b) Purchase commitment

The total future minimum purchase commitment under the non-cancellable purchase contracts as of December 31, 2019 are payable as follows:

Year ending December 31,	Minimum purchase commitment
2020	¥2,093,010	$300,375
Thereafter	-	-
Total minimum payments required	¥2,093,010	$300,375

NOTE 26. RELATED PARTY TRANSACTIONS AND BALANCES

Sales to related party – sales to related party consisted of the following:

	For the six months ended December 31,
	2018	2019	2019
	RMB	RMB	U.S. Dollars
Urumqi Yikeli Automatic Control Equipment Co., Ltd.	¥316,983	¥-	$-
Total revenues from related party	¥316,983	¥-	$-

Prepaid expenses - related parties – prepaid expenses - related parties consisted of the following:

	June 30, 2019	December 31, 2019	December 31, 2019
	RMB	RMB	U.S. Dollars
Founders	¥132,600	¥-	$-
Founders' family member	85,000	-	-
Total prepaid expenses - related parties	¥217,600	¥-	$-

F-28

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Leases from related parties - The Company has various agreements for the lease of office space owned by the Founders and their family members. The terms of the agreement state that the Company will continue to lease the property at a monthly rent of ¥140,000 with annual rental expense at ¥1.68 million ($0.24 million). The details of leases from related parties are as below:

			Monthly Rent	Monthly Rent
Lessee	Lessor	Rent Period	RMB	USD
Nanjing Recon	One of the Founders	April 1, 2018 - March 31, 2020	¥60,000	$8,611
BHD	One of the Founders	January 1, 2019 - December 31, 2019	22,500	3,229
BHD	Founders' family member	January 1, 2019 - December 31, 2019	47,500	6,817
Recon-BJ	One of the Founders	July 1, 2019 - June 30, 2020	10,000	1,435

As of December 31, 2019, the operating lease ROU assets and corresponding operating lease liabilities of leases from related parties was ¥178,543 ($25,623) and ¥178,543 ($25,623), respectively.

F-29

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27. Variable Interest Entities

VIEs are generally entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders lack adequate decision making ability. All VIEs and their subsidiaries with which the Company is involved must be evaluated to determine the primary beneficiary of the risks and rewards of the VIE. The primary beneficiary is required to consolidate the VIE for financial reporting purposes.

Summary information regarding consolidated VIEs is as follows:

	June 30, 2019	December 31, 2019	December 31, 2019
	RMB	RMB	U.S. Dollars
ASSETS
Current Assets
Notes receivable	¥444,763	¥10,119,685	$1,452,309
Trade accounts receivable, net	3,073,680	4,060,506	582,736
Trade accounts receivable- related party, net	68,535,282	63,063,443	9,050,441
Inventories, net	3,409,912	3,409,912	489,368
Other receivables, net	1,270,523	1,796,411	257,809
Loans to third parties	5,496,813	4,610,732	661,701
Purchase advances, net	4,960,000	-	-
Contract assets, net	1,343,576	156,550	22,467
Prepaid expenses	4,633,940	14,604,897	2,095,996
Prepaid expenses - related parties	-	65,920	9,460
Notes receivable	217,600	-	-
Total current assets	93,386,089	101,888,056	14,622,287

Property and equipment, net	3,661,321	3,267,226	468,890
Construction in progress	21,524,994	23,143,654	3,321,421
Land use right, net	1,307,887	1,294,267	185,744
Investment in unconsolidated entity	4,000,000	4,000,000	574,053
Long-term other receivables, net	440,015	23,922	3,433
Prepayments for construction in progress	1,144,098	1,059,404	152,039
Right of use assets	-	532,491	76,420
Total Assets	¥125,464,404	¥135,209,020	$19,404,287

LIABILITIES
Short-term bank loan	¥2,500,000	¥2,500,000	$2,107,973
Trade accounts payable	14,089,293	14,688,353	232,245
Other payables	946,941	1,618,283	232,245
Other payable- related parties	1,532,662	2,838,598	407,376
Advance from customers	120,000	2,024,753	290,579
Accrued payroll and employees' welfare	988,785	1,798,811	258,153
Taxes payable	2,180,805	2,831,679	406,383
Short-term borrowings	1,081,096	-	358,783
Short-term borrowings - related parties	9,010,525	11,931,310	1,712,301
Long-term borrowings - related party - current portion	780,797	813,334	116,724
Operating lease liabilities - current	-	640,491	91,919
Total current liabilities	33,230,904	41,685,612	6,214,681

Long-term borrowings - related party	8,196,204	7,796,782	1,118,942
Total Liabilities	¥41,427,108	¥49,482,394	$7,333,623

The financial performance of VIEs reported in the unaudited condensed consolidated statement of operations and comprehensive loss for the six months ended December 31, 2018 includes revenues of ¥42,271,729, operating expenses of ¥10,552,138, and net income of ¥3,268,099. The financial performance of VIEs reported in the unaudited condensed consolidated statement of operations and comprehensive loss for the six months ended December 31, 2019 includes revenues of ¥30,405,153 ($4,363,543), operating expenses of ¥10,137,918 ($1,454,926), and net loss of ¥371,397 ($53,300).

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RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28. SEGMENT REPORTING

ASC 280, “Segment Reporting,” establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different products. Based on management’s assessment, the Company has determined that it has three operating segments: automation product and software, equipment and accessories and oilfield environmental protection.

The following tables present summary information by segment for the six months ended December 31, 2018 and 2019, respectively:

	For the six months ended December 31,
	2018	2019	2019
	RMB	RMB	U.S. Dollars
Automation product and software	¥28,954,379	¥22,572,055	$3,239,389
Equipment and accessories	10,312,238	7,807,013	1,120,410
Oilfield environmental protection	3,005,112	26,085	3,744
Total revenue	¥42,271,729	¥30,405,153	$4,363,543

All the Company’s revenue was generated from its business operation in China.

	For the six months ended December 31, 2019
	Automation product and software	Equipment and accessories	Oilfield environmental protection	Total
	RMB	RMB	RMB	RMB
Revenue	¥22,572,055	¥7,807,013	¥26,085	¥30,405,153
Cost of revenue and related tax	13,991,321	4,174,481	271,439	18,437,241
Gross profit	¥8,580,734	¥3,632,532	¥(245,354)	¥11,967,912
Depreciation and amortization	¥47,122	¥350,850	¥13,620	¥411,592
Total capital expenditures	¥12,967	¥-	¥1,297,663	¥1,310,630

	For the six months ended December 31, 2018
	Automation product and software	Equipment and accessories	Oilfield environmental protection	Total
	RMB	RMB	RMB	RMB
Revenue	¥28,954,379	¥10,312,238	¥3,005,112	¥42,271,729
Cost of revenue and related tax	18,549,248	6,690,414	1,794,975	27,034,637
Gross profit	¥10,405,131	¥3,621,824	¥1,210,137	¥15,237,092
Depreciation and amortization	¥34,489	¥467,348	¥13,620	¥515,457
Total capital expenditures	¥55,554	¥227,575	¥4,411,620	¥4,694,749

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RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

	June 30, 2019	December 31, 2019	December 31, 2019
	RMB	RMB	U.S. Dollars
Total assets:
Automation product and software	¥71,337,589	¥75,168,686	$10,787,704
Equipment and accessories	50,800,483	51,967,379	7,458,008
Oilfield environmental protection	34,843,482	35,713,451	5,125,354
Total Assets	¥156,981,554	¥162,849,516	$23,371,066

NOTE 29. SUBSEQUENT EVENTS

These unaudited condensed consolidated financial statements were approved by management and available for issuance on March 18, 2020, and the Company has evaluated subsequent events through this date.

On March 16, 2020, the Board of Directors of the Company approved a term sheet between the Company and Network 1 Financial Securities, Inc (“Network 1”) to offer up to 712,630 of the Company’s ordinary shares through At the Market (“ATM”) offering transaction, which would be based on an effective F-3 shelf registration statement.

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